April 17, 2019

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 87 to Advisors Preferred Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Hundredfold Select Alternative Fund (the "Fund"), a series of the Trust. The main purpose of the filing is to register shares of the Fund.

The filing is related to creating a fund to facilitate the planned reorganization of an identically-named fund in Northern Lights Fund Trust II from Northern Lights Fund Trust II into Advisors Preferred Trust. The investment objective, strategies, risks and fundamental policies of the Fund are identical, or nearly identical, to those of the identically-named fund in Northern Lights Fund Trust II. The Trustees of Northern Lights Fund Trust II are expected to file a proxy statement related to seeking shareholder approval of the reorganization in the next week or two.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Parker D. Bridgeport

Parker D. Bridgeport

4830-3085-5057.1